United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	1
Signature Page	38

2

VALE’S PERFORMANCE IN 3Q14

BM&F BOVESPA: VALE3, VALE5 NYSE: VALE, VALE.P HKEx: 6210, 6230 EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP

Rio de Janeiro, October 30, 2014 — Vale S.A. (Vale) delivered a strong operational performance in 3Q14, with iron ore production reaching 85.7 Mt, the highest output in Vale’s history and with Carajás production at 32.2 Mt, a new all-time high, due to the successful ramp-up of Plant 2 and Serra Leste.

Revenues in 3Q14 reached US$ 9.249 billion, representing a decrease of US$ 830 million vs. 2Q14. Revenues were negatively impacted by US$ 1.351 billion as a result of lower commodity prices and positively impacted by US$ 521 million as a result of higher sales volumes. The benefits of the production record in iron ore were not fully captured given the accumulation of 9.3 Mt of inventories along the supply chain, partially driven by the interruption of the Carajás Railroad (Estrada de Ferro Carajás, EFC) in September. The portion of the inventory intentionally built in 3Q14 has been sold at more favorable commercial terms during the current quarter.

In 3Q14 Vale posted an adjusted EBITDA of US$ 3.004 billion, with US$ 781 million — 26% of Vale’s EBITDA in 3Q14 — coming from the base metals business on the back of a production record in copper and the best production in nickel for a third quarter since 3Q08.

In 9M14, Vale reduced costs and expenses by US$ 520 million(1) vs. 9M13, with savings of US$ 271 million in 3Q14 vs. 3Q13. Comparing 9M14 with 9M13, SG&A(2) decreased by US$ 192 million (23.4%), R&D decreased by US$ 30 million (5.7%) and pre-operating and stoppage expenses(3) decreased by US$ 557 million (46.2%).

www.vale.com

rio@vale.com

Investor Relations Department

Rogério T. Nogueira

André Figueiredo

Carla Albano Miller

Andrea Gutman

Claudia Rodrigues

Marcelo Bonança

Marcelo Lobato

Marcio Loures Penna

Tel: (55 21) 3814-4540

In 9M14, capital expenditures totaled US$ 8.232 billion, equivalent to a decrease of US$ 2.161 billion when compared to 9M13. Vale´s investments in project execution totaled US$ 5.641 billion, representing a decrease of US$ 1.560 billion while sustaining capex totaled US$ 2.591 billion, a decrease of US$ 600 million in 9M14 vs. 9M13.

Net loss was US$ 1.437 billion against a net income of US$ 1.428 billion in the previous quarter, mainly driven by the non-cash impact of foreign exchange and monetary losses on debt and derivatives of US$ 2.683 billion from the BRL depreciation against the USD.

Vale maintained a healthy balance sheet with low leverage, high interest coverage, long debt maturity and low cost of debt. Net debt decreased by US$ 2.156 billion from June 30th, 2014, reaching US$ 21.034 billion. As of September 30, 2014, Vale´s total debt was US$ 29.366 billion with a cash position(4) of US$ 8.332 billion, supported by R$ 2 billion in cash proceeds received in 3Q14 from the sale of a 26.5% stake in VLI to Brookfield. The second 2014 dividend installment of US$ 2.1 billion will be paid on October 31st, 2014.

Achieving sound operational performance despite lower commodity prices in the ferrous business

•      Adjusted EBITDA for iron ore in 3Q14 reached US$ 1.528 billion, representing a decrease of US$ 1.151 billion from the US$ 2.679 billion registered in 2Q14, mainly due to a US$ 1.031 billion reduction in sales prices.

(1)    Amount is net of depreciation. Reduction calculated after adjusting for the US$ 244 million one-off positive impact from the gold stream transaction in 1Q13.

(2)    Amount is net of depreciation.

(3)    Amount is net of depreciation.

(4)    Cash position also includes short term investment of US$ 450 million.

•      Iron ore production reached a record of 85.7 Mt(5) in 3Q14, mainly driven by the ramp-ups of Plant 2 and Conceição Itabiritos while iron ore purchased from third parties reached 2.9 Mt.

•      Iron ore and pellet sales volumes reached 78.1 Mt in 3Q14, 1.5% higher than in 2Q14.

•      Iron ore inventory increased by 9.3 Mt in the quarter, partially as a result of the blockage of the EFC.

•      Iron ore fines (ex-ROM) realized prices decreased to US$ 68/wmt, negatively impacted by a US$ 1.4/t adjustment on prices provisioned by the end of 2Q14 and by a US$ 3.8/t gap between the US$ 77.8/t provisionally priced for 30.7% of sales by the end of 3Q14 and the average Platt’s IODEX 62% CFR China of US$ 90.2/dmt.

•      Iron ore cash costs increased to US$ 24.7(6) /t vs. US$ 23.2 /t in the previous quarter, mainly as a result of non-recurrent maintenance costs in preparation for production increase and the payment of outstanding invoices due to the start-up of the ERP system.

•      The average exchange rate for the quarter was R$ 2.27 / US$ despite an exchange rate by the end 3Q14 of R$ 2.45 / US$. The cost benefits of a more depreciated BRL will be captured in the next quarter if the exchange rate stabilizes at the end of 3Q14 levels.

Bearing fruit from the base metals business

•      Adjusted EBITDA reached US$ 781 million in 3Q14, totaling US$ 1.939 billion in 9M14.

•      Nickel production reached 72,100 t in 3Q14, 16.9% higher than in 2Q14.

•      Copper output reached the historical production record of 104,800 t, 29.3% and 10.8% higher than in 2Q14 and in 3Q13, respectively.

•      Sales revenues totaled US$ 2.129 billion, 12.7% higher than in 2Q14, due to better sales prices and volumes.

•      Costs(7) decreased by US$ 103 million and expenses(8) by US$ 334 million in 9M14, representing a cost and expenses reduction of US$ 437 million vs. 9M13.

Laying the foundations for future profitability of the coal and fertilizer businesses

•      The lsaac Plains mine was placed in care and maintenance due to the lack of financial and economic returns at forecast price levels in the short and medium term.

•      Moatize II achieved a 70% physical progress in 3Q14 with a capital expenditure of US$ 179 million in the quarter.

•      The greenfield sections of the Nacala Corridor achieved 92% physical progress while the Nacala Port reached 85% physical progress.

•      Adjusted EBITDA for the fertilizer business increased to US$ 96 million in 3Q14 from US$ 72 million in 2Q14, achieving an EBITDA of US$ 203 million in 9M14 against US$ 51 million in 9M13.

As we head towards the end of 2014, we remain focused on our cash flow generation, further exploring divestment opportunities and reinforcing capex and cost cutting initiatives to support free cash flow.

(5)    Production volume excludes 3.8 Mt of Samarco’s attributable production.

(6)    Excluding ROM and iron ore from third parties.

(7)    Net of depreciation.

(8)    After adjusting for the US$ 244 million one-off effect of the gold stream transaction in 1Q13

SELECTED FINANCIAL INDICATORS

	3Q14	2Q14	3Q13%		%
US$ million	(A)	(B)	(C)	(A/B)	(A/C)
Gross operating revenues	9,249	10,079	12,506	(8.2)	(26.0)
Net operating revenues	9,062	9,902	12,333	(8.5)	(26.5)
Adjusted EBIT	1,625	2,995	4,737	(45.7)	(65.7)
Adjusted EBIT margin (%)	17.9	30.2	38.4
Adjusted EBITDA	3,004	4,104	5,806	(26.8)	(48.3)
Adjusted EBITDA margin (%)	33.1	41.4	47.1
Net income (loss)	(1,437)	1,428	3,502	(200.6)	(141.0)
Underlying earnings	666	1,959	3,639	(66.0)	(81.7)
Underlying earnings per share on a fully diluted basis (US$ / share)	0.13	0.38	0.71	(66.0)	(81.7)
Total gross debt	29,366	30,257	29,776	(2.9)	(1.4)
Cash and cash equivalent	8,332	7,067	7,202	17.9	15.7
Total Net Debt	21,034	23,190	22,574	(9.3)	(6.8)
Total gross debt/ adjusted EBITDA (x)	1.6	1.5	1.5	—	—
Capital expenditures (excluding R&D and acquisitions)	3,177	2,469	3,231	28.7	(1.7)

	9M14	9M13%
US$ million	(A)	(B)	(A/B)
Gross operating revenues	29,010	34,213	(15.2)
Net operating revenues	28,467	33,642	(15.4)
Adjusted EBIT	7,641	12,530	(39.0)
Adjusted EBIT margin (%)	26.8	37.2
Adjusted EBITDA	11,166	15,921	(29.9)
Underlying earnings	4,670	9,049	(48.4)
Underlying earnings per share on a fully diluted basis (US$ / share)	0.91	1.76	(48.4)
Capital expenditures (excluding R&D and acquisitions)	8,232	10,393	(20.8)

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Mina do Azul S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd..

OPERATING REVENUES

Operating revenues in 3Q14 decreased to US$ 9.249 billion, 8.2% lower than in 2Q14. The decrease was primarily a result of lower iron ore sales prices (US$ 1.044 billion) and lower pellets sales prices (US$ 205 million), which were partly offset by higher pellets (US$ 272 million) and base metals sales volumes (US$ 223 million).

The share of the ferrous minerals business — iron ore, pellets, manganese ore and ferroalloys — in operating revenues decreased to 64.2% from 70.0% in 2Q14. Base metals continued to improve its share in revenues from 18.7% in 2Q14 to 23.0% in 3Q14, mainly due to the improvement in nickel sales volumes and prices, while fertilizers grew its share from 6.6% in 2Q14 to 8.1% in 3Q14 and coal improved from 2.0% to 2.2%.

In 3Q14 sales to Asia over total sales decreased to 49.2% from 53.5% in 2Q14, while the shares of sales to the Americas and the Middle East increased. Sales to the Americas represented 28.7% of total sales, to Europe 17.1%, the Middle East 3.9% and the rest of the world contributed 1.2%.

Sales to China represented 30.3% of total revenues in 3Q14, Brazil 18.9%, Japan 9.8%, Germany 5.6%, Canada 4.5% and South Korea 4.0%.

GROSS OPERATING REVENUE BY BUSINESS AREAS

US$ million	3Q14%		2Q14%		3Q13%
Ferrous minerals	5,935	64.2	7,053	70.0	9,482	75.8
Iron ore fines	4,287	46.4	5,391	53.5	7,666	61.3
ROM	54	0.6	69	0.7	87	0.7
Pellets	1,356	14.7	1,289	12.8	1,525	12.2
Manganese ore	50	0.5	63	0.6	119	1.0
Ferroalloys	47	0.5	59	0.6	54	0.4
Others	141	1.5	182	1.8	31	0.2
Coal	201	2.2	201	2.0	211	1.7
Metallurgical coal	184	2.0	196	1.9	200	1.6
Thermal coal	17	0.2	5	—	11	0.1
Base metals	2,129	23.0	1,889	18.7	1,859	14.9
Nickel	1,288	13.9	1,188	11.8	865	6.9
Copper	579	6.3	482	4.8	734	5.9
PGMs	141	1.5	115	1.1	116	0.9
Gold	116	1.2	87	0.9	107	0.9
Silver	4	—	10	0.1	10	0.1
Others	1	—	7	0.1	27	0.2
Fertilizer nutrients	747	8.1	661	6.6	812	6.5
Potash	47	0.5	38	0.4	63	0.5
Phosphates	560	6.1	492	4.9	621	5.0
Nitrogen	109	1.2	102	1.0	104	0.8
Others	31	0.3	29	0.3	24	0.2
Others	237	2.6	276	2.7	142	1.1
Total	9,249	100.0	10,079	100.0	12,506	100.0

GROSS OPERATING REVENUE BY DESTINATION

US$ million	3Q14%		2Q14%		3Q13%
North America	746	8.1	643	6.4	539	4.3
South America	1,903	20.6	1,839	18.2	1,942	15.5
Brazil	1,744	18.9	1,648	16.3	1,725	13.8
Others	159	1.7	192	1.9	217	1.7
Asia	4,551	49.2	5,389	53.5	7,298	58.4
China	2,799	30.3	3,555	35.3	5,240	41.9
Japan	904	9.8	996	9.9	1,178	9.4
Others	849	9.2	838	8.3	880	7.0
Europe	1,582	17.1	1,750	17.4	2,252	18.0
Germany	516	5.6	567	5.6	877	7.0
Italy	226	2.4	199	2.0	201	1.6
Others	841	9.1	984	9.8	1,174	9.4
Middle East	359	3.9	281	2.8	325	2.6
Rest of the World	108	1.2	177	1.8	149	1.2
Total	9,249	100.0	10,079	100.0	12,506	100.0

COSTS AND EXPENSES

In 9M14, costs and expenses, net of depreciation charges, decreased by US$ 520 million when compared to 9M13, after adjusting for the US$ 244 million one-off effect of the gold stream transaction in 1Q13.

Cost of Goods Sold (COGS)

In 3Q14, COGS was US$ 6.501 billion, an increase of US$ 278 million when compared to 2Q14, after adjusting for higher volumes (US$ 199 million) and the exchange rate (-US$ 56 million)(9). The main drivers of cost increase were depreciation (US$ 198 million) and maintenance services (US$ 85 million).

Maintenance costs amounted to US$ 823 million in 3Q14 increasing US$ 85 million after the effects of higher volumes (US$ 58 million) and exchange rate variations (-US$ 9 million), reflecting the higher maintenance costs of iron ore (US$ 57 million), due to the refurbishment and maintenance of trucks in preparation for production volume increases and also a 1.5% wage increase for our maintenance workers in 3Q14.

(9)  COGS currency exposure in 3Q14 was made up as follows: 56% Brazilian Reais, 27% US dollar, 14% Canadian dollar, 2% Australian dollar and 1% other currencies.

TOTAL COST OF GOODS SOLD - 2Q14 x 3Q14 (US$ million)

		Variance drivers
US$ million	2Q14 Total	Volume	Exchange Rate	Others	Total Variation 2Q14 x 3Q14	3Q14 Total
Personnel	668	—	-8	19	11	679
Outsourced services and materials(1)	1,185	105	-16	31	120	1,305
Energy (Electricity, fuel & gas)	572	68	-9	-42	17	589
Acquisition of products	435	-74	—	25	-49	386
Iron ore and pellets	118	-1	—	-10	-11	107
Base metals products	168	30	—	-16	14	182
Other products	149	-103	—	51	-52	97
Maintenance(2)	689	58	-9	85	134	823
Freight	895	-16	—	—	-16	879
Others	835	58	-5	-39	14	849
Total costs before depreciation and amortization	5,279	199	-47	79	231	5,510
Depreciation	802	—	-9	198	189	991
Total	6,081	199	-56	278	420	6,501

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for managerial purposes.

(1) As of this quarter we are reporting outsourced services and material as one item.

(2) As of this quarter we are reporting maintenance costs, encompassing maintenance outsourced services, materials and personnel costs related to main maintenance works.

COGS increased by US$ 354 million in 3Q14 versus 3Q13, after adjusting for lower volumes (-US$ 96 million) and the exchange rate (-US$ 24 million). The main negative underlying factor was maintenance services (US$ 333 million), which reflect the abovementioned higher costs in iron ore (US$ 130 million), base metals (US$ 119 million) and the pellets segment (US$ 54 million). The increase in the maintenance costs of the base metals segment reflects the scheduled maintenance in Thompson and Voisey’s Bay and also the maintenance work at VNC in 3Q14.

TOTAL COST OF GOODS SOLD - 3Q13 x 3Q14 (US$ million)

		Variance drivers
US$ million	3Q13 Total	Volume	Exchange Rate	Others	Total Variation 3Q13 x 3Q14	3Q14 Total
Personnel	822	—	-7	-136	-143	679
Outsourced services and materials	1,598	-21	-4	-268	-293	1,305
Energy (Electricity, fuel & gas)	619	8	-1	-37	-30	589
Acquisition of products	286	-51	-3	154	100	386
Iron ore and pellets	101	-10	—	16	6	107
Base metals products	115	-16	-3	86	67	182
Other products	70	-25	—	52	27	97
Maintenance	507	-15	-2	333	316	823
Freight	872	7	—	—	7	879
Others	654	-25	—	220	195	849
Total costs before depreciation and amortization	5,358	-96	-17	265	152	5,510
Depreciation	908	—	-7	90	83	991
Total	6,266	-96	-24	354	235	6,501

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for managerial purposes.

COGS

US$ million	3Q14%		2Q14%		3Q13%
Personnel	679	10.4	668	11.0	822	13.1
Outsourced services and material	1,305	20.1	1,185	19.5	1,598	25.5
Energy	589	9.1	572	9.4	619	9.9
Fuel and gases	417	6.4	439	7.2	445	7.1
Electric energy	172	2.6	133	2.2	174	2.8
Acquisition of products	386	5.9	435	7.2	286	4.6
Iron ore and pellets	107	1.6	118	1.9	101	1.6
Base metals products	182	2.8	168	2.8	115	1.8
Other products	97	1.5	149	2.5	70	1.1
Maintenance	823	—	689	11.3	507	8.1
Maritime freight	879	13.5	895	14.7	872	13.9
Others	849	13.1	835	13.7	654	10.4
Total Costs before depreciation and amortization	5,510	84.8	5,279	86.8	5,358	85.5
Depreciation and amortization	991	15.2	802	13.2	908	14.5
Total COGS (Cost of Goods Sold)	6,501	100.0	6,081	100.0	6,266	100.0

Expenses

Total expenses reached US$ 936 million an increase of 13.3% in 3Q14 vs. 2Q14 and a reduction of 30.5 % vs. 3Q13.

In 9M14, SG&A accumulated a reduction of 17.7%, substantially higher than the 10% reduction target for the year. SG&A(10), accounting for 29.3% of total expenses, reached US$ 274 million in 3Q14, US$ 37 million higher than in 2Q14. Increased SG&A expenses were driven by higher administrative expenses(11) (US$ 29 million) and depreciation expenses (US$ 19 million) partially offset by lower sales expenses (-US$ 11 million).

In 9M14, R&D expenses were US$ 499 million, 5.7% lower than the US$ 529 million in 9M13. R&D expenses, accounting for 20.7% of total expenses, totaled US$ 194 million in 3Q14, US$ 34 million higher than the US$ 160 million in 2Q14. R&D expenses for iron ore and pellets came to US$ 83 million, base metals came to US$ 32 million, fertilizer totaled US$ 16 million and others US$ 58 million.

In 9M14, pre-operating and stoppage expenses(12) were US$ 557 million lower than in 9M13, representing a 46.2% reduction, but still below our 50% saving target. In 3Q14, pre-operating and stoppage expenses(13), representing 30.3% of total expenses, increased to US$ 284 million from US$ 264 million in 2Q14, reflecting mainly higher pre-operating expenses in Teluk Rubiah (US$ 16 million) and S11D (US$ 8 million), which amounted to US$ 16 million and US$ 22 million, respectively, in 3Q14.

Other operating expenses(14), representing 19.7% of total expenses, were US$ 184 million in 3Q14, an increase of US$ 19 million when compared to the US$ 165 million in 2Q14.

(10)     Including depreciation.

(11)     Net of depreciation.

(12)     Including depreciation.

(13)     Including depreciation.

(14)     Including depreciation.

EXPENSES

US$ million	3Q14%		2Q14%		3Q13%
SG&A	274	29.3	237	28.7	315	23.4
Administrative	266	28.4	218	26.4	286	21.2
Personnel	108	11.5	100	12.1	117	8.7
Services	51	5.4	48	5.8	89	6.6
Depreciation	68	7.3	49	5.9	46	3.4
Others	39	4.2	21	2.5	34	2.5
Selling	8	0.9	19	2.3	29	2.2
R&D	194	20.7	160	19.4	202	15.0
Pre-operating and stoppage expenses(1)	284	30.3	264	32.0	549	40.8
VNC	137	14.6	150	18.2	129	9.6
Rio Colorado	(5)	(0.5)	5	0.6	213	15.8
Long Harbour	36	3.8	28	3.4	43	3.2
Others	116	12.4	81	9.8	130	9.7
Other operating expenses	184	19.7	165	20.0	280	20.8
Total(2)	936	100.0	826	100.0	1,346	100.0

(1) Includes U$ 60 million of depreciation charges in 3Q14, US$ 47 million in 2Q14 and US$ 50 million in 3Q13.

(2) Does not include gain/loss on sale of assets.

COSTS AND EXPENSES

US$ million	3Q14	2Q14	3Q13	9M14	9M13
Costs	5,510	5,279	5,358	15,437	14,857
Expenses(1)	809	727	1,230	2,343	3,443
Costs and expenses net of depreciation	6,319	6,006	6,588	17,780	18,300
Depreciation	1,119	901	1,007	3,046	3,056
Total costs and expenses	7,438	6,907	7,595	20,826	21,356

(1) Excluding the effect of the US$ 244 million one-off positive impact from the gold stream transaction in 1Q13.

CASH GENERATION AND OPERATING INCOME

Adjusted EBITDA was US$ 3.004 billion in 3Q14, 26.8% lower than in 2Q14. Adjusted EBIT was US$ 1.625 billion in 3Q14, being US$ 1.370 billion lower than in 2Q14, meaning the adjusted EBIT margin decreased to 17.9% in 3Q14, against 30.2% in 2Q14.

Cash flow was supported by R$ 2.0 billion from the sale of a 26.5% stake in VLI to Brookfield.

ADJUSTED EBITDA

US$ million	3Q14	2Q14	3Q13
Gross operating revenues	9,249	10,079	12,506
Net operating revenues	9,062	9,902	12,333
COGS	(6,501)	(6,081)	(6,266)
SG&A	(274)	(237)	(300)
Research and development	(194)	(160)	(202)
Pre-operating and stoppage expenses	(284)	(264)	(551)
Other operational expenses	(184)	(165)	(277)
Adjusted EBIT	1,625	2,995	4,737
Depreciation, amortization & depletion	1,119	901	1,007
Dividends received	260	208	62
Adjusted EBITDA	3,004	4,104	5,806
Non-recurring effects excluded from analysis	—	(774)	—

ADJUSTED EBITDA BY BUSINESS AREA

US$ million	3Q14	2Q14	3Q13
Ferrous minerals	2,411	3,604	5,626
Coal	-149	-154	-72
Base metals	781	609	303
Fertilizer nutrients	96	72	-64
Others	-135	-27	13
Total	3,004	4,104	5,806

NET INCOME

In 3Q14, there was a loss of US$ 1.437 billion against a net income of US$ 1.428 billion in the previous quarter. Underlying earnings amounted to US$ 666 million after excluding the following one-off effects of: (i) foreign exchange and monetary losses (-US$ 1.943 billion)(15), (ii) currency and interest rate swap losses (-US$ 740 million), (iii) foreign exchange losses on equity results (-US$ 159 million), (iv) fair value on financial instruments (-US$ 132 million), (v) losses on sale of investments (-US$ 43 million) and (vi) mark-to-market of shareholder debentures (-US$ 87 million) and (vii) tax effects adjustments mentioned above (US$ 1.001 billion).

Net financial results were negative US$ 3.368 billion in 3Q14, against negative US$ 59 million in 2Q14. The main components of net financial results include: (i) financial expenses (-US$ 769 million), (ii) financial revenues (US$ 171 million), (iii) foreign exchange and monetary losses (-US$ 1.943 billion) and (iv) mark-to-market losses on derivatives (-US$ 827 million), of which a loss of US$ 740 million due the currency swap losses.

Equity income from affiliated companies

Equity income from affiliated companies totaled US$ 35 million in 3Q14, down from US$ 244 million in the previous quarter. The greatest contributors to equity income were Samarco (US$ 34 million), the leased pelletizing companies in Tubarão (US$ 39 million), MRS (US$ 20 million) and VLI (US$ 13 million). In 3Q14, we had a substantial reduction in the equity income from Samarco when compared to 2Q14 (US$ 177 million) due to the impact of the BRL depreciation against the USD in its debt. Results from steel (-US$ 60 million) and the base metals business (-US$ 13 million) partially reduced the equity income.

UNDERLYING EARNINGS

US$ million	3Q14	2Q14	3Q13
Underlying earnings	666	1,959	3,639
Items excluded from basic earnings
Impairment on assets	—	-774	—
Gain(loss) on sale of assets	—	—	-58
Shareholders Debentures	-87	-268	-109
Foreign exchange and monetary variation gains (losses), net	-1,943	484	-110
Currency and interest rate swaps	-740	363	69
Fair value on financial instruments	-132	—	—
Gain (loss) on sale of investments	-43	-18	—
Foreign exchange gain (loss) on equity results	-159	—	—
Tax Impairment	—	-127	—
Tax effects of the adjustments	1,001	-191	71
Net Income (loss)	-1,437	1,428	3,502

(15)  As result of the BRL depreciation of 11.3% against the USD in 3Q14.

FINANCIAL RESULTS

US$ million	3Q14	2Q14	3Q13
Gross interest(1)	(105)	(400)	(309)
Tax and labour contingencies	(27)	(35)	(32)
Others	(443)	(373)	(242)
Financial expenses (REFIS)	(194)	(175)	—
Financial expenses	(769)	(983)	(583)
Financial income	171	72	75
Derivatives	(827)	368	117
Currency and interest rate swaps	(740)	363	69
Others	(87)	5	48
Exchange and monetary gain (losses), net	(1,943)	484	(110)
Financial result, net	(3,368)	(59)	(501)

(1) The decrease of the gross interest in 3Q14 to US$ 105 million reflects the capitalization of interest over assets under construction, which was smaller in 2Q14 due to the start-up of the ERP system.

EFFECTS OF CURRENCY PRICE VOLATILITY ON VALE’S FINANCIAL PERFORMANCE

In 3Q14, the BRL depreciated 11.3% against the USD from BRL 2.20 as of June 30th, 2014 to BRL 2.45 as of September 30th, 2014. On a quarterly average, the depreciation of BRL was of a milder 2.0%, from BRL 2.23/USD in 2Q14 to BRL 2.27/USD in 3Q14, as the sharpest BRL devaluation took place during September.

Although Vale reports its financial performance in USD, the BRL depreciation impacts its results since the functional currency of Vale’s parent company, Vale S. A., is the BRL.

The depreciation of the BRL against the USD and other currencies produced mainly non-cash impacts in our earnings before taxes in 3Q14 driven by:

(i)       The impact on net financial liabilities — USD denominated debt minus accounts receivable in USD — which amounted to a loss of US$ 1.943 billion in 3Q14, recorded in the financial statements as “Foreign exchange rate and monetary variations”.

(ii)      The impact on forward and swaps derivatives that are used to minimize the volatility of our cash flow in USD. In 3Q14, the fair value variations of the currency swaps from BRL and other currencies to USD caused one-off losses of US$ 740 million.

Additionally, the BRL depreciation produces positive impacts on our cash flow, as in 3Q14 most of our revenues were USD-denominated, while our COGS were 56% in BRL, 14% in Canadian dollars (CAD) and 27% in USD, and about 60% of our capital expenditures are in BRL.

Since the BRL currency depreciated only 2.0% on a quarterly average, the impact on cash flow was small in 3Q14. However, if exchange rates levels at the end of 3Q14 stabilize, there will be greater positive impacts in the following quarters on operational cash flow, adjusted EBIT, adjusted EBITDA, earnings before taxes and capital expenditures.

INVESTMENTS

In the first nine months of 2014, Vale’s capital expenditures totaled US$ 8.232 billion, comprised of US$ 5.641 billion in project execution and US$ 2.591 billion in sustaining. This represents a decrease of US$ 2.161 billion when compared to the US$ 10.393 billion spent in the first nine months of 2013.

In 3Q14, Vale’s capital expenditures amounted to US$ 3.177 billion, of which US$ 2.243 billion in project execution and US$ 933 million in sustaining.

INVESTMENTS BY BUSINESS AREA - 3Q14

US$ million	Projects	%	Sustaining capex	%	Total	%
Ferrous minerals	1,424	63.5	511	54.7	1,935	60.9
Coal	677	30.2	36	3.8	713	22.4
Base metals	77	3.5	241	25.8	318	10.0
Fertilizer nutrients	14	0.6	80	8.5	93	2.9
Power generation	40	1.8	1	0.1	41	1.3
Steel	11	0.5	—	—	11	0.4
Others	—	—	66	7.0	66	2.1
Total	2,243	100.0	933	100.0	3,177	100.0

PROJECT EXECUTION

Vale´s investments in project execution decreased from US$ 7.201 billion in 9M13 to US$ 5.641 billion in 9M14. Although this decrease of US$ 1.560 billion in the period indicates a lower capex for 2014, we had a strong acceleration in our project disbursements in 3Q14 when compared to 2Q14, as expected. We invested US$ 2.243 billion in the quarter.

PROJECT EXECUTION BY BUSINESS AREA

US$ million	3Q14%		2Q14%		3Q13%
Ferrous minerals	1,424	63.5	823	52.6	1,161	54.4
Coal	677	30.2	546	34.9	392	18.3
Base metals	77	3.5	80	5.1	291	13.6
Fertilizer nutrients	14	0.6	15	0.9	141	6.6
Logistics services - general cargo	—	—	—	—	65	3.0
Power generation	40	1.8	23	1.5	22	1.0
Steel	11	0.5	78	5.0	65	3.0
Total	2,243	100.0	1,563	100.0	2,136	100.0

Ferrous minerals

About 92% of the US$ 1.424 billion investments in ferrous minerals in 3Q14 relates to growth initiatives in iron ore, namely the: (i) Carajás and related infrastructure expansion (US$ 837 million); (ii) Itabiritos projects (US$ 357 million); and (iii) global distribution network (US$ 118 million), mainly related to the distribution center in Malaysia.

Vale completed in this quarter the construction of the Teluk Rubiah distribution center in Malaysia, increasing our competitiveness in the iron ore business in the eastern part of the world. The distribution center has the capacity to receive and export 30 Mtpy of iron ore, comprising of three ship unloaders, one ship loader and five storage yards. Up to October, Teluk Rubiah has already unloaded 8 Valemaxes and loaded 5 Capesizes successfully. The project was delivered on time and on budget.

Serra Leste, our dry processing plant in the Northern System of Carajás, initiated its ramp-up in 3Q14. The plant produced 1.0 Mt of iron ore in the quarter, with a nominal capacity of 6 Mtpy. The project is being delivered on time and on budget, with total investments of US$ 446 million at this point.

S11D (including mine, plant and associated logistics — CLN S11D) is advancing as planned. Our flagship project reached 37% of combined physical progress in 3Q14. During the quarter, Vale concluded 83% of electromechanical assembly of modules, initiated the earthworks on the mine and received all mobile crushing rigs, part of the truckless system equipment, on site. In the railway and port, we initiated the pile driving for the bridges over Sossego and Parauapebas rivers, while in the off shore north berth we reached 31% of completion.

Most of the capital expenditures for the Itabiritos projects in 3Q14 were dedicated to the Vargem Grande Itabiritos project, which received investments of US$ 146 million as it advanced to the final phase. Vargem Grande Itabiritos reached the mechanical completion of the filtering and also the tests for the dry process of the beneficiation plant and the long distance conveyor belt. The Cauê Itabiritos project concluded the civil works on the gridding substation and concluded 50% of the mechanical assembly of the strainer.

Conceição Itabiritos II project received investments of US$ 67 million in the quarter and started commissioning the hematite circuit.

Coal

In 3Q14, Vale invested US$ 179 million in the Moatize II project and US$ 503 million in its associated logistics infra-structure, the Nacala Corridor.

Moatize II achieved 70% physical progress, enabling the passage of the first train in the rail loop and the start of the assembly of the steel structure on the secondary crusher. In September, we achieved a record of three years without any major injury in the project.

The port and railway reached 85% and 71% of physical progress, respectively. The concrete work in the port was finalized. Vale reached 92% of physical progress in the Greenfield sections on the Nacala railway, which will allow the start-up in the next quarter.

All the major licenses required for the development of our projects below are in place.

DESCRIPTION AND STATUS OF MAIN PROJECTS

Project	Description	Capacity Mtpy	Status

Ferrous minerals projects

Carajás Serra Sul S11D	• Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil	90

• Earthworks on the mine initiated

• All mobile crushing rigs (truckless system) received on site

• Transportation of the modules for the plant area initiated

• Electromechanical assembly of modules achieved 83% completion

CLN S11D	• Duplication of 570 km railway, with construction of rail spur of 101 km • Acquisition of wagons, locomotives, and onshore and offshore expansions at PDM maritime terminal	230 (80)(a)	• Ongoing civil foundation works on the port expansion — pile driving in the off shore north berth 31% completed • Pile driving for the bridges over Sossego and Parauapebas rivers initiated

V. Grande Itabiritos	• Construction of a new iron ore processing plant, in the Southern System, Minas Gerais, Brazil	10

• Mechanical completion of the filtering completed

• Commissioning on the wet process of the beneficiation plant initiated

• Long distance conveyor belt and the dry process of the beneficiation plant tested

Conceição Itabiritos II	• Adaptation of the existing plant to process lower grade itabirites from the Conceição mine, located in the Southeastern System, Minas Gerais, Brazil	19(0)(a)	• Mechanical assembly of the secondary and tertiary crushing buildings of the hematite concluded

Cauê Itabiritos	• Adaptation of the plant to process low-grade itabirites from the Minas do Meio, located in the Southeastern System, Minas Gerais, Brazil	24 (4)(a)	• Civil works of the gridding substation concluded • Mechanical assembly of the strainer 50% concluded

CSP(b)	• Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil.	1.5	• Ongoing steel structure assembly • Rails assembly initiated

(a) Net additional capacity

(b) Relative to Vale’s stake in the project

Project	Description	Capacity Mtpy	Status

Coal projects

Moatize II	• New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique	11	• Passage for the first train in the rail loop cleared • Assembly of the steel structure on the primary crusher ongoing • Assembly of the steel structure on the secondary crusher initiated

Nacala corridor	• Railway and port infrastructure connecting the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique	18	• Concrete work in Nacala port completed • Greenfield sections railway 92% completed

PROGRESS INDICATORS(16)

	Capacity		Estimated	Executed capex US$ million		Estimated capex US$ million		Physical
Project	Mtpy		start-up	2014	Total	2014	Total	progress
Ferrous minerals projects
Carajás Serra Sul S11D	90		2H16	700	3,331	1,091	8,089	54%
CLN S11D	230(80	)(a)	1H14 to 2H18	942	2,098	1,914	11,582	25%
V. Grande Itabiritos	10		2H14	360	1,652	376	1,910	94%
Conceição Itabiritos II	19(0	)(a)	1H15	193	846	240	1,189	91%
Cauê Itabiritos	24(4	)(a)	2H15	259	612	373	1,504	71%
CSP(b)	1.5		2H15	182	1,055	197	2,570	68%

(a) Net additional capacity

(b) Relative to Vale’s stake in the project

	Capacity	Estimated	Executed capex US$ million		Estimated capex US$ million		Physical
Project	Mtpy	start-up	2014	Total	2014	Total	progress
Coal projects
Moatize II	11	2H15	464	1,303	761	2,068	70%
Nacala corridor	18	2H14	1,219	2,560	1,812	4,444	74%

SUSTAINING CAPEX

Sustaining capital expenditures amounted to US$ 933 million in 3Q14, 15% lower than in 3Q13. Ferrous minerals accounted for 55% and base metals 26% of the total.

(16)  In this table we do not include pre-operating expenses in the estimated capex for the year, although these expenses are included in the total estimated capex column, in line with our Board of Directors approval process. Moreover, our estimated capex for the year is only revised once a year.

Sustaining capital expenditures for ferrous minerals included: (i) replacement and acquisition of new equipment (US$ 128 million), (ii) expansion of tailing dams (US$ 98 million), (iii) operational enhancement (US$ 51 million) and (iv) improvement in the current standards of health and safety and environmental protection (US$ 57 million). Maintenance of railways and ports serving our mining operations in Brazil totaled US$ 111 million.

Sustaining capex in the base metals operations was mainly dedicated to: (i) operations (US$ 203 million), (ii) expansion of tailing dams (US$ 13 million) and (iii) improvement in the current standards of health and safety and environmental protection (US$ 21 million).

In 3Q14, investments in corporate social responsibility reached US$ 40 million, destined for environmental protection and conservation.

SUSTAINING CAPEX BY TYPE - 3Q14

US$ million	Ferrous Minerals	Coal	Base Metals	Fertilizer	TOTAL
Operations	290	34	203	61	588
Waste dumps and tailing dams	98	1	13	4	116
Health and Safety	69	—	4	3	76
CSR - Corporate Social Responsibility	18	—	17	5	40
Administrative & Others	103	1	3	7	113
Total	578	36	241	80	933

SUSTAINING CAPEX BY BUSINESS AREA

US$ million	3Q14%		2Q14%		3Q13%
Ferrous minerals	511	54.7	479	52.9	498	45.5
Coal	36	3.8	41	4.5	45	4.1
Base metals	241	25.8	259	28.6	286	26.1
Fertilizer nutrients	80	8.5	50	5.6	121	11.1
Logistics services - general cargo	—	—	—	—	77	7.0
Power generation	1	0.1	—	—	—	—
Others	66	7.0	76	8.4	68	6.2
Total	933	100.0	906	100.0	1,095	100.0

DEBT INDICATORS

We continue to maintain a healthy balance sheet with low leverage, high interest coverage, long average maturity and low cost.

Total debt was US$ 29.366 billion as of September 30, 2014, with a decrease of US$ 891 million(17) from the US$ 30.257 billion as of June 30, 2014. Our cash position(18) was US$ 8.332 billion and net debt was US$ 21.034 billion as of September 30, 2014. During the 3Q14 we received an additional R$ 2 billion in cash proceeds from the sale of a 26.5% stake in VLI to Brookfield.

On October 31st, 2014, we will pay the second installment of the 2014 minimum dividend of US$ 2.1 billion, totaling US$ 0.4075 per common or preferred share.

(17) Out of the US$ 891 million debt reduction, US$ 677 million results from the reduction impact of the BRL depreciation against the USD on the BRL-denominated debt. The translation effect of the assets portion of derivatives swapping BRL-denominated debt to USD had a US$ 674 million negative impact on the assets under the “Derivative financial instruments” account on the balance sheet.

(18) Cash holdings include cash and cash equivalents, as well as short-term investments of US$ 450 million, with maturities greater than 90 days. The short-term investments with maturities greater than 90 days are not considered cash equivalents in the consolidated balance sheets and consolidated statements of cash flows.

Including hedged transactions, Vale’s total debt on September 30, 2014 was composed of 33% of floating interest rates and 67% of fixed interest rate-linked debt. Including hedge transactions, total debt was 98% denominated in US dollars and the remainder in other currencies.

The average debt maturity dropped to 9.1 years from 9.5 years on June 30, 2014, but is still in line with our goal of maintaining long debt maturity to minimize refinancing risks. The average cost, including hedge transactions used to minimize the volatility of our cash flow in USD, showed a slight decrease to 4.50% per annum, against 4.55% on June 30, 2014.

Interest coverage, measured by LTM(19) adjusted EBITDA/LTM interest payment ratio, was 11.1x against 13.4x on June 30, 2014.

Debt leverage, measured by gross debt/LTM adjusted EBITDA, was 1.65x as of September 30, 2014. The gross debt/enterprise value increased to 38.6% on September 30, 2014, against 33.1% on June 30, 2014, due to the fall in Vale’s market capitalization(20).

DEBT INDICATORS

US$ million	3Q14	2Q14	3Q13
Total debt	29,366	30,257	29,776
Net debt	21,034	23,190	22,574
Total debt / adjusted LTM EBITDA (x)	1.6	1.5	1.5
Adjusted LTM EBITDA / LTM interest expenses (x)	11.1	13.4	13.7
Total debt / EV (%)	38.6	33.1	28.8

PERFORMANCE OF THE BUSINESS SEGMENTS

In 3Q14, the ferrous minerals business continued to be the main contributor to adjusted EBITDA, despite the decrease to 80% of the total, mainly due to the fall in iron ore prices. The base metals business continued to improve in this quarter, reaching a 26% share of adjusted EBITDA, as a result of the improvement in the Sudbury operations. The fertilizer business’s adjusted EBITDA also improved as costs and expenses decreased, representing 3% of the total, while the coal business contributed negatively, with -5% of total adjusted EBITDA.

SEGMENT INFORMATION — 3Q14, as per footnote of financial statements

US$ million	Net operating revenues	Cost(1)	SG&A and other expenses(1)	R&D(1)	Pre operating & stoppage(1)	Dividends	Adj. EBITDA (2)
Ferrous minerals	5,823	(3,288)	(226)	(83)	(75)	260	2,411
Iron ore fines	4,260	(2,403)	(212)	(78)	(63)	24	1,528
ROM	49	(17)	—	—	—	—	32
Pellets	1,308	(695)	(10)	—	(7)	236	832
Ferroalloys and manganese	83	(62)	(4)	—	(5)	—	12
Others ferrous	123	(111)	—	(5)	—	—	7
Coal	201	(283)	(51)	(5)	(11)	—	(149)
Base metals	2,122	(1,258)	76	(32)	(127)	—	781
Nickel operations & by products	1,763	(1,021)	78	(30)	(121)	—	669
Copper operations & by products	359	(237)	(2)	(2)	(6)	—	112
Fertilizer nutrients	699	(554)	(25)	(16)	(8)	—	96
Others	217	(126)	(165)	(58)	(3)	—	(135)
Total	9,062	(5,509)	(361)	(194)	(254)	260	3,004

(1) Excluding depreciation and amortization

(2) Excluding non-recurring effects

(19) LTM = last twelve months

(20) Market capitalization information based on data from Bloomberg on September 30th, 2014.

Ferrous minerals

Iron ore

Adjusted EBITDA for iron ore in 3Q14 was US$ 1.528 billion, US$ 1.151 billion lower than the US$ 2.679 billion achieved in 2Q14, mainly due to the decrease in sales prices (US$ 1.031 billion).

Gross sales revenues of iron ore fines in 3Q14 were US$ 4.287 billion, 20.5% lower than in 2Q14 due to lower sales prices and volumes. Run-of-Mine (ROM) sales revenues in 3Q14 were US$ 54 million.

Sales Volume

Iron ore fines sales volumes, excluding pellets and ROM, reached 63.025 Mt in 3Q14, almost in line with 2Q14 sales. Run of Mine (ROM) sales accounted for a total of 3.5 Mt in 3Q14.

In 3Q14, iron ore production, excluding Samarco’s attributable production of 3.8 Mt, was 85.7 Mt, the highest output in Vale’s history, with gains in all production Systems when compared to 2Q14. The good operational performance was supported by the ramp-ups of Plant 2 in Carajás and of Conceição Itabiritos in the Southeastern System.

Iron ore inventory increased by 9.3 Mt in the quarter, partially as a result of the:

1.              Closure of the Carajás Railroad (Estrada de Ferro Carajás, EFC) at the end of September which impacted shipments negatively in 3.6 Mt

2.              Inventory increase of 2 Mt in our distribution center in Malaysia (Teluk Rubiah) and in our pelletizing plant in Oman (Sohar), as part of our strategy to be closer to the final markets for our products.

The difference between the 85.7 Mt of production and the 66.6Mt of sales volumes are explained by: (i) the deduction of iron ore fines used for the production of pellets (12.8 Mt); (ii) the addition of volume from iron ore acquired from third parties (2.9 Mt) and (iii) the deduction of inventories built up in the quarter (9.3 Mt).

On a CFR basis, sales of iron ore fines increased from 35.8 Mt in 2Q14 to 36.3 Mt in 3Q14, representing 57.7% of iron ore fines sales. The increase was mainly due to higher CFR sales to Europe and Japan.

Realized Prices

Iron ore sales in 3Q14 were distributed in three pricing systems: (i) 54.3% based on the current quarter, monthly and daily spot prices, including provisional price sales that were settled within the quarter; (ii) 30.7% based on provisional prices with settlement based on the price on delivery (these were still not settled at the end of the quarter); and (iii) 15% linked to past prices (quarter lagged).

Vale’s average realized price for iron ore fines (ex-ROM) decreased by US$ 16.6/t from US$ 84.6 per metric ton in 2Q14 to US$ 68.0 in 3Q14. This US$ 16.6/t decrease was higher than the US$ 12.4/t decrease in the average Platts IODEX 62% which came from US$ 102.6 per dry metric ton (CFR China) in 2Q14 down to US$ 90.2 in 3Q14.

The main reason for the higher decrease in Vale’s realized price versus the decrease of the average Platts IODEX in 3Q14 was the provisional prices set at the end of 3Q14 at US$ 77.8/t(21). In the quarter, iron ore sales of 19.3 Mt, or 30.7% of Vale’s sales mix, were recorded under the provisional pricing system. The final prices of these sales and the required adjustment to sales revenues will be determined and recorded in 4Q14.

In 3Q14, prices were mainly impacted by:

(21) The reference for determining the provisional price is SBB Steel Markets Daily forward curve IODEX 62% Fe CFR North China OTC, September 30, page 5

(i)             Provisional prices set at the end of 2Q14 at US$ 99.6/t, which were later adjusted based on the price of delivery in 3Q14, negatively impacting prices in 3Q14 by US$ 1.4/t compared to a negative of US$ 2.2/t in 2Q14.

(ii)          Provisional prices set at the end of 3Q14 at US$ 77.8/t vs. the IODEX average of US$ 90.2/t, which negatively impacted prices in 3Q14 by US$ 3.8/t compared to a negative of US$ 0.7/t in 2Q14.

(iii)       Quarter lagged contracts priced at US$ 109.1/t based on the average prices for Mar-Apr-May, which positively impacted prices in 3Q14 by US$ 2.4/t compared to a positive impact of US$ 3.0/t in 2Q14.

Iron ore Costs and Expenses

Iron ore costs were US$ 2.775 billion. After adjusting for the effects of lower volumes (-US$ 38 million) and currency variations (-US$ 29 million), costs increased by US$ 218 million when compared to 2Q14, mainly reflecting higher depreciation (US$ 111 million) and maintenance costs (US$ 57 million).

Maritime freight costs, which are fully accrued as cost of goods sold, were US$ 811 million in 3Q14, decreasing by US$ 24 million when compared to 2Q14 despite higher CFR volumes.

The cost of ore from third parties amounted to US$ 107 million against US$ 118 million in 2Q14. Purchases of iron ore totaled 2.9 Mt, similar to 2Q14.

Other operational costs reached US$ 379 million, increasing from the US$ 349 million in 2Q14. The TFRM was US$ 54 million in 3Q14, against US$ 58 million in 2Q14. CFEM, Brazil’s federal mining royalty, was US$ 77 million, US$ 9 million lower than in 2Q14.

Deducting iron ore freight costs of US$ 811 million, depreciation of US$ 372 million and iron ore acquired from third parties of US$ 107 million from COGS, total cash cost at the port (mine, plant, railroad and port, after royalties) was US$ 1.485 billion, increasing US$ 79 million when compared to 2Q14.

Cash cost(22) per metric ton of iron ore fines was US$ 24.71(23), vs. US$ 23.19 in the previous quarter, increasing mainly as a result of US$ 57 million of higher maintenance costs associated with the refurbishment and maintenance of trucks in preparation for production volume increase. Additionally, there was a US$ 22 million increase in outsourced services and materials mainly reflecting higher logistics services due to: (i) higher MRS costs (US$ 10 million), as a result of the accounting of the outstanding invoices from 2Q14, which were only registered in 3Q14 due to start-up of the ERP system and (ii) higher barge costs in the Midwestern system (US$ 5 million).

In 3Q14, iron ore expenses, net of depreciation, amounted to US$ 212 million in line with 2Q14. R&D expenses were US$ 78 million, higher than the US$ 68 million in 2Q14. Pre-operating expenses for iron ore amounted to US$ 63 million, against US$ 33 million in 2Q14, mainly reflecting higher expenses with Teluk Rubiah and S11D.

IRON ORE COGS - 2Q14 x 3Q14 (US$ million)

		Variance drivers
US$ million	2Q14 Total	Volume	Exchange Rate	Others	Total Variation 2Q14 x 3Q14	3Q14 Total
Personnel	209	—	-4	-4	-8	201
Outsourced services and materials	410	-4	-8	22	10	420
Energy (Electricity, fuel & gas)	151	-2	-3	4	-1	150
Acquisition of products	118	-1	—	-10	-11	107
Maintenance	287	-3	-6	57	48	335
Freight	835	-24	—	—	-24	811
Others	349	-3	-3	36	30	379
Total costs before depreciation and amortization	2,359	-38	-24	107	44	2,403
Depreciation	266	—	-5	111	106	372
Total	2,625	-38	-29	218	150	2,775

(22) Excluding ROM and iron ore from third parties.

(23) As per segment reporting notes to the financial statements: US$ 2.403 billion in costs net of depreciation and amortization, less US$ 811 million in iron ore freight and US$ 107 million in iron ore acquired from third parties , over iron ore sales of 66.6 Mt less volume acquired from third parties 2.9 Mt and ROM volume sold of 3.5 Mt.

Note: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for management purposes.

Iron ore pellets

Adjusted EBITDA of pellets in 3Q14 was US$ 832 million, slightly higher than in 2Q14. The decrease in sales prices (-US$ 218 million) was offset by higher volumes (US$ 148 million), lower costs and expenses (US$ 45 million) and higher dividends received from our non-consolidated affiliated companies (US$ 28 million).

Gross pellet sales revenues in 3Q14 were US$ 1.356 billion, an increase of 5.2% compared to 2Q14.The increase against 2Q14 was due to higher sales volumes of 11.506 Mt, an increase 2.0 Mt when compared to 2Q14. The main reason for higher sales in 3Q14 was the increase in sales in the Brazilian market.

On a CFR basis, sales of pellets increased from 1.9 Mt in 2Q14 to 3.4 Mt in 3Q14, representing 29.4% of pellets sales.

Pellet production was 11.444 Mt in 3Q14, 15.0% higher than in the 2Q14 and 17.6% above the same period of last year, reflecting the ramp-ups of the Tubarão VIII and Oman pellets plants

Demand for pellets remained relatively strong, despite a pellet prices decrease of US$ 17.78/t , from US$ 135.63 per metric ton in 2Q14 to US$ 117.85 in 3Q14, whereas the Platt’s IODEX iron ore reference price (CFR China) decreased by US$ 12.4/t in the quarter. The lower realization price is due to sales mix and lower premiums in the Brazilian market.

Pellet costs, net of depreciation charges, were US$ 695 million in 3Q14. After adjusting for the effects of higher volumes (US$ 109 million) and exchange rate variations (-US$ 11 million), costs were down by US$ 25 million when compared to 2Q14. Pre-operating and stoppage expenses for pellets were US$ 7 million in 3Q14 in line with the previous quarter.

Manganese and ferroalloys

Adjusted EBITDA of manganese ore and ferroalloys in 3Q14 was US$ 12 million, lower than the US$ 26 million in 2Q14, mainly due to lower sales prices.

Manganese ore gross sales revenues decreased to US$ 50 million from US$ 63 million in 2Q14, due to lower sales volumes and prices. In 3Q14, production of manganese ore reached 654,000 t against 505,000 t in 2Q14 and 621,000 t in 3Q13.

Ferroalloys gross sales revenues were US$ 47 million, decreasing from US$ 59 million in 2Q14, due to lower sales prices partially offset by the increase in sales volumes. Ferroalloys production of 41,000 t in 3Q14 was 6.5% lower than in 2Q14, due to a decision to shut down furnaces and sell excess energy to the Brazilian national grid.

Market outlook — Iron Ore

Production of iron ore remained strong, mainly boosted by expansions of the majors. At the same time, demand coming basically from steel producers in China — the largest iron ore consumer — increased only moderately. Together, these combined effects have been putting downward pressure on iron ore prices.

In 3Q14, the Chinese economy grew by 7.3% year-on-year and growth in 2014 is expected to be below the central government’s target of 7.5%. Much of this weakness has been caused by a sluggish property market, which has been adjusting after many years of strong performance. To support the sector, recently, the central government shifted its policy from curbing towards encouraging property purchasing, by not only loosening restrictions on homebuyers but also by offering discounts to first time buyers and by reducing down payments for existing homeowners. The sector is expected to improve gradually in the medium term, supporting China’s domestic steel demand.

Despite internal weakness in steel consumption, China’s production continued to grow, although at a more moderate pace. China’s net steel exports have surged to record highs from 48 Mt in 2013 to an expected rate of 80 Mt per year. Southeast Asia now accounts for almost 45% of Chinese steel exports, with strong growth seen in Indonesia, Malaysia, Myanmar and the Philippines which together have more than doubled their imports since 2008.

To feed Chinese furnaces, the country’s imports of iron ore continued steadily, reaching 699 Mt in the year to September, 16% higher year-over-year. This increase in imports benefitted traditional suppliers (Australia, Brazil and South Africa) at a time when their production expanded, but was not enough to consume inventories of higher cost producers, which nevertheless continued to operate with lower and sometimes even negative margins the expectation of a gradual recovery in prices.

In 2014, worldwide apparent steel demand is expected to grow by 2%, supported by a continuing but modest growth from the US, EU and China.

FERROUS MINERALS BUSINESS PERFORMANCE

VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	3Q14%		2Q14%		3Q13%
Americas	11,559	14.8	11,181	14.5	11,250	13.5
Brazil	9,929	12.7	9,258	12.0	9,647	11.5
Others	1,630	2.1	1,923	2.5	1,602	1.9
Asia	51,093	65.4	51,455	66.9	55,624	66.5
China	38,764	49.6	39,506	51.4	42,001	50.2
Japan	6,556	8.4	6,741	8.8	8,618	10.3
Others	5,773	7.4	5,208	6.8	5,005	6.0
Europe	12,353	15.8	11,579	15.1	14,147	16.9
Germany	4,909	6.3	4,651	6.0	6,274	7.5
France	1,337	1.7	1,726	2.2	2,295	2.7
Others	6,106	7.8	5,202	6.8	5,578	6.7
Middle East	2,523	3.2	1,746	2.3	1,821	2.2
Rest of the World	548	0.7	929	1.2	790	0.9
Total	78,075	100.0	76,889	100.0	83,632	100.0

IRON ORE CASH COST

	3Q14	2Q14	3Q13
Costs (US$ million)
COGS, less depreciation and amortization	2,403	2,359	2,418
Costs of ore acquired from third parties	107	118	101
Maritime freight costs	811	835	821
FOB at port costs (ex-ROM and ex-third party ores)	1,485	1,406	1,496
Royalties	131	144	160
FOB at port costs (ex-ROM, ex-third party ores and ex-royalties)	1,355	1,262	1,336

Volumes (Mt)
Total iron ore volume sold	66.6	67.4	73.4
Volume acquired from third parties	2.9	3.1	2.6
Total ROM volume sold	3.5	3.7	3.7
Volume sold of Vale’s own ore (ex-ROM)	60.1	60.6	67.1

Vale’s iron ore cash cost (Ex-ROM), FOB (US$/t)	24.7	23.2	22.3
Vale’s iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)	22.5	20.8	19.9

GROSS OPERATING REVENUE BY PRODUCT

US$ million	3Q14	2Q14	3Q13
Iron ore fines	4,287	5,391	7,666
ROM	54	69	87
Pellets	1,356	1,289	1,525
Manganese ore	50	63	119
Ferroalloys	47	59	54
Others	141	182	31
Total	5,935	7,053	9,482

AVERAGE SALE PRICE

US$/ metric ton	3Q14	2Q14	3Q13
Iron ore - Platts’s 62% IODEX(1)	90.21	102.60	132.51
Iron ore fines	68.02	84.60	109.93
ROM	15.24	18.86	23.41
Pellets	117.85	135.63	149.55
Manganese ore	116.01	127.02	160.81
Ferroalloys	1,424.24	1,966.67	1,285.71

VOLUME SOLD

‘000 metric tons	3Q14	2Q14	3Q13
Iron ore fines	63,025	63,726	69,737
ROM	3,544	3,659	3,698
Pellets	11,506	9,504	10,197
Manganese ore	431	496	740
Ferroalloys	33	30	42

SELECTED FINANCIAL INDICATORS

US$ million	3Q14	2Q14	3Q13
Net Revenues	5,823	6,940	9,358
Costs(2)	(3,288)	(3,198)	(3,107)
Expenses(2)	(226)	(231)	(459)
Pre-operating and stoppage expenses(2)	(75)	(47)	(109)
R&D expenses	(83)	(68)	(79)
Dividends received	260	208	22
Adjusted EBITDA	2,411	3,604	5,626
Depreciation and amortization	(534)	(395)	(445)
Adjusted EBIT	1,617	3,001	5,159
Adjusted EBIT margin (%)	27.8	43.2	55.1

(1) Iron ore reference price - Platts’s 62% IODEX CFR China (US$/dry metric ton)

(2) Net of depreciation and amortization

Base Metals

In 3Q14, adjusted EBITDA of base metals increased by 28.2% to US$ 781 million compared to US$ 609 million in 2Q14, mainly due to the effect of lower costs and expenses(24) (US$ 85 million), including the higher insurance payment of Onça Puma (US$ 40 million)(25), higher volumes (US$ 77 million) and prices (US$ 10 million).

The base metals operations improved their adjusted EBITDA when compared to 2Q14 as a result of the sound performance of the Sudbury operations, whose EBITDA increased by US$ 211 million, amounting to US$ 402 million, as it recovered from the scheduled maintenance stoppage in 2Q14. Meanwhile, Thompson and Voisey’s Bay performed their annual scheduled maintenance which reduced their combined EBITDA by US$ 36 million, amounting to US$ 120 million in 3Q14.

(24)  Net of the effect of volume and exchange rate.

(25)  In 2Q14 we received US$ 60 million of insurance payment of Onça Puma and in 3Q14 it was received US$ 100 million an increase of US$ 40 million.

PTVI’s EBITDA increased by 15.9% amounting to US$ 124 million in 3Q14, as a result of higher nickel prices and sales volumes.

VNC’s EBITDA decreased from -US$ 57 million in 2Q14 to -US$ 105 million in 3Q14, mainly as a result of lower prices (-US$ 12 million), higher unit cost (-US$ 10 million), inventories write down (-US$ 8 million) and lower sales volume (-US$ 4 million).

Salobo’s EBITDA was US$35 million in 3Q14, lower than 2Q14 primarily due to one-time disruption related to the tie in of Salobo II, a lower realized copper price and lower than anticipated copper deliveries of around 4,000 t resulting from logistical issues encountered with rail shipments.

Onça Puma generated US$ 142 million in EBITDA and is currently running at almost 100% of its nominal capacity (one furnace).

BASE METALS - EBITDA BY OPERATION

US$ million	3Q14	2Q14	3Q13
North Atlantic operation(1)	522	244	332
PTVI	124	107	39
VNC	-105	-57	-122
Sossego	75	85	94
Salobo	35	87	37
Onça Puma(2)	142	106	-30
Other(3)	-12	37	-47
Total	781	609	303

(1) Includes operations in Canada and in United Kingdom and the corporate center for base metals.

(2)  Includes an insurance payment of US$ 100 million in 3Q14 and US$ 60 million in 2Q14.

(3) Includes PTVI and VNC off takes, intercompany sales and purchase of finished nickel.

Nickel sales revenues in 3Q14 totaled US$ 1.288 billion, an increase of 8.4% and 48.9%, when compared to 2Q14 and 3Q13, respectively, due to the higher average realized price of US$ 18,141 per metric ton in 3Q14 versus US$ 17,731 in 2Q14 and US$ 13,952 in 3Q13 and also due to higher sales volumes, 71,000 t against 67,000 t in 2Q14 and 62,000 t in 3Q13.

Production of nickel was 72,100 t in 3Q14, 16.9% higher than in 2Q14, the best performance for a third quarter since 3Q08 despite planned maintenance at Thompson in 3Q14.

Copper sales revenues were US$ 579 million, 20.1% higher than in 2Q14, as a result of the higher sales volume of 97,000 t against 76,000 t in 2Q14. This positive effect was partially offset by lower sales prices of US$ 5,940 per metric ton versus US$ 6,320 in 2Q14. The main reason for this quarter’s lower sales prices was the provisional price adjustment after a decrease in benchmark copper quotes (-US$ 22 million).

In 3Q14, copper output was 104,800 t, 29.3% and 10.8% higher than in 2Q14 and in 3Q13, respectively, reaching a historical production record, led by the ramp-ups of Salobo I and II.

PGMs (platinum group metals) sales revenues were US$ 141 million, an increase of 23.4% in 3Q14 versus 2Q14, with higher volumes sold of 128,000 oz against 117,000 oz in 2Q14. Compared to 3Q13, revenues were 22.3% higher as a result of better sales prices.

Gold sales amounted to US$ 116 million in 3Q14, 32.5% higher than in 2Q14 as a result of higher volumes, increasing from 69,000 oz in 2Q14 to 107,000 oz in 3Q14, which were partly offset by lower prices.

Base metals costs were US$ 1.623 billion in 3Q14, increasing US$ 39 million when compared to 2Q14, after adjusting for the effects of higher volumes (US$ 147 million) and exchange rate variations (-US$ 3 million). The increase was mainly due to higher depreciation (US$ 40 million).

BASE METALS COGS - 2Q14 x 3Q14 (US$ million)

		Variance drivers
US$ million	2Q14 Total	Volume	Exchange Rate	Others	Total Variation 2Q14 x 3Q14	3Q14 Total
Personnel	198	—	—	38	38	236
Outsourced services and materials	211	34	-1	28	61	272
Energy (Electricity, fuel & gas)	140	22	—	9	31	171
Acquisition of products	168	30	—	-16	14	182
Maintenance	266	43	-1	-34	8	274
Others	131	19	—	-27	-8	122
Total Costs before depreciation and amortization	1,113	147	-2	-1	144	1,257
Depreciation	327	—	-1	40	39	366
Total	1,440	147	-3	39	183	1,623

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for managerial purposes.

SG&A and other expenses recorded revenues of US$ 76 million in 3Q14 increasing from the US$ 16 million revenues in 2Q14, mainly reflecting a higher Onça Puma’s insurance payment of US$ 40 million.

Pre-operating and stoppage expenses totaled US$ 127 million, US$ 21 million lower than in 2Q14, reflecting lower expenses with VNC (US$ 13 million).

Market outlook

Nickel

Nickel prices averaged US$ 18,576/t in 3Q14 with prices relatively flat compared to 2Q14. However prices showed weakness in the last two weeks of September breaking below the US$ 17,000/t level. The price was under pressure with both macro-economic and nickel specific drivers. On a macro-economic basis, US dollar strength and concerns about Chinese growth rates impacted commodities.

Meanwhile, increasing LME stocks and a pick-up in Filipino ore imports pressured nickel prices. While the nickel market is anticipated to be in relative balance for 2014, LME stocks have risen given significant Chinese de-stocking of historical inventories. In both June and August, China became a net exporter of nickel for the first time in over a decade.

In the fourth quarter, ore exports to China from the Philippines will start to decrease as the seasonal rains impact the ability to mine and ship ore. During this period, it is anticipated that high grade ore stocks in China will continue to be drawn down.

As the market begins to focus on 2015, the outlook for nickel continues to remain positive as depleted ore stocks are expected to result in lower NPI production in China throughout the year, leading the nickel market towards a cumulative deficit and anticipated higher prices.

Copper

Copper prices increased by 3% over the second quarter, averaging US$ 6,994/t. In September, prices ebbed lower as investors took short positions on copper due to concerns over Chinese growth rates and the possibility of an earlier-than-expected oversupply.

Nonetheless, difficulties in the ramp-up of new copper projects constrain the supply side. Moreover, the current low level of stocks provides evidence of continued strong demand for copper - helping to provide price support. Chinese consumption is estimated to have increased by 6.1% y-o-y in 3Q14. This comes at a time when imports for financing deals have softened, making current imports more directly linked to real copper consumption.

BASE METALS BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	3Q14	2Q14	3Q13
Nickel	1,288	1,188	865
Copper	579	482	734
PGMs	141	115	116
Gold	116	87	107
Silver	4	10	10
Others	1	7	27
Total	2,129	1,889	1,859

AVERAGE SALE PRICE

US$/ metric ton	3Q14	2Q14	3Q13
Nickel	18,140.85	17,731.34	13,951.61
Copper	5,939.50	6,319.62	7,115.41
Platinum (US$/oz)	1,137.42	1,429.48	1,452.47
Gold (US$/oz)	1,081.20	1,270.71	1,252.80
Silver (US$/oz)	15.02	26.28	21.09
Cobalt (US$/lb)	9.97	13.28	11.92

VOLUME SOLD

‘000 metric tons	3Q14	2Q14	3Q13
Nickel operations & by products
Nickel	71	67	62
Copper	48	32	56
Gold (‘000 oz)	47	15	20
Silver (‘000 oz)	160	264	391
PGMs (‘000 oz)	128	117	125
Cobalt (metric ton)	637	649	647
Copper operations & by products
Copper	49	44	47	(1)
Gold (‘000 oz)	60	53	65
Silver (‘000 oz)	108	104	91

SELECTED FINANCIAL INDICATORS

US$ million	3Q14	2Q14	3Q13
Net Revenues	2,122	1,889	1,859
Costs(2)	(1,258)	(1,113)	(1,300)
Expenses(2)	76	16	(45)
Pre-operating and stoppage expenses(2)	(127)	(148)	(164)
R&D expenses	(32)	(35)	(47)
Adjusted EBITDA	781	609	303
Depreciation and amortization	(432)	(367)	(407)
Adjusted EBIT	349	242	(104)
Adjusted EBIT margin (%)	16.4	12.8	(5.6)

(1) It includes 3,000 t of Tres Valles copper deliveries, which was sold on December 9th, 2013.

(2) Net of depreciation and amortization

Coal

In 3Q14, adjusted EBITDA for the coal business was negative US$ 149 million against negative US$ 154 million in 2Q14. The positive increase of US$ 5 million from the previous quarter was mainly driven by lower costs and expenses (US$ 40 million), which were partly mitigated by lower sales volumes and prices (US$ 34 million).

Revenues from met coal decreased to US$ 184 million in 3Q14, against US$ 196 million in 2Q14, mainly due to lower sales prices (US$ 11 million). The average realized price was US$ 101.05 per metric ton in 3Q14 versus US$ 107.32 in 2Q14. Revenues from sales of thermal coal in 3Q14 increased to US$ 17 million from US$ 5 million in 2Q14, mainly due to the higher volumes sold (US$ 15 million).

In 3Q14 Vale decided to place its Isaac Plains Coal Mine in Australia into care and maintenance as the operation was not economically viable under current market conditions.

In 3Q14, coal costs remained stable at US$ 315 million when compared to the previous quarter. However, cost efficiencies were achieved as, after excluding the effect of higher volumes (US$ 29 million), costs were down by US$ 28 million, mainly driven by lower costs with personnel (US$ 23 million).

Coal expenses increased from US$ 41 million in 2Q14 to US$ 51 million in 3Q14. Pre-operating expenses for coal increased from US$ 9 million in 2Q14 to US$ 11 million in 3Q14.

COAL COGS - 2Q14 x 3Q14 (US$ million)

		Variance drivers
US$ million	2Q14 Total	Volume	Exchange Rate	Others	Total Variation 2Q14 x 3Q14	3Q14 Total
Personnel	55	—	—	-23	-23	32
Outsourced services and materials	63	7	—	29	36	99
Energy (Electricity, fuel & gas)	6		—	-2	-2	4
Acquisition of products	—	—	—	—	—	—
Maintenance	4	1	—	—	1	5
Others	174	21	—	-52	-31	143
Total Costs before depreciation and amortization	302	29	—	-48	-19	283
Depreciation	12	—	—	20	20	32
Total	314	29	—	-28	1	315

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for managerial purposes.

Market Outlook - Metallurgical coal

Prices for metallurgical coal have remained relatively flat since the beginning of the year. In 3Q14, spot prices for the premium hard coking coal have been around US$ 110/t FOB Australia.

The fundamentals of the market continue weak, as oversupply persists and is due to last longer, finding no support from additional demand, which has been increasing only modestly. Over the past two years, mine closures became a reality, especially in the US and Australia, and there were already announcements of future capacity cuts. However, despite all these shutdowns, volumes have been added from investments made in the past, basically coming from efficient producers in Australia.

Overall, global coal production remains in an upward trend in the year, outpacing demand. As a result, the market is not expecting any material price rise without a serious supply shock. Prices are expected to improve slightly in 4Q14 due to seasonal effects. For the coming years, the market is expected to move sideways, with more closures and still sluggish demand.

COAL BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	3Q14	2Q14	3Q13
Metallurgical coal	184	196	200
Thermal coal	17	5	11
Total	201	201	211

AVERAGE SALE PRICE

US$/ metric ton	3Q14	2Q14	3Q13
Metallurgical coal	101.21	107.87	117.16
Thermal coal	58.02	68.49	79.14

VOLUME SOLD

‘000 metric tons	3Q14	2Q14	3Q13
Metallurgical coal	1,818	1,817	1,707
Thermal coal	293	73	139
Total	2,111	1,890	1,846

SELECTED FINANCIAL INDICATORS

US$ million	3Q14	2Q14	3Q13
Net Revenues	201	200	211
Costs(1)	(283)	(302)	(254)
Expenses(1)	(51)	(41)	(47)
Pre-operating and stoppage expenses(1)	(11)	(9)	(1)
R&D expenses	(5)	(2)	(21)
Adjusted EBITDA	(149)	(154)	(72)
Depreciation and amortization	(31)	(14)	(41)
Adjusted EBIT	(180)	(168)	(153)
Adjusted EBIT margin (%)	(89.6)	(84.0)	(72.5)

(1) Net of depreciation and amortization

Fertilizer nutrients

Adjusted EBITDA for the fertilizer business increased to US$ 96 million in 3Q14 from US$ 72 million in 2Q14. The increase of US$ 24 million from the previous quarter was mainly driven by higher sales volumes and prices (US$ 26 million), which was partly offset by higher COGS (US$ 10 million).

Potash sales revenues reached US$ 47 million in 3Q14, 23.7% higher than in 2Q14, due to higher sales volumes. The volume sold of 132,000 t was higher than the 106,000 t sold in 2Q14. In 3Q14, potash production totaled 140,000 t, 45.0% and 5.5% higher than in 2Q14 and in 3Q13, respectively, due to: (i) higher physical availability of equipment, (ii) higher grades at the mine and (iii) recovery from a corrective maintenance of the conveyor bells carried out last quarter.

Phosphate products sales revenues totaled US$ 560 million in 3Q14, US$ 68 million higher than in 2Q14 due to higher sales prices and volumes.

Nitrogen fertilizers sales revenues reached US$ 109 million in 3Q14, an increase of US$ 7 million in comparison to 2Q14. This increase in revenues was mainly a result of higher sales volumes.

In 3Q14, fertilizer costs were US$ 662 million, US$ 63 million higher than in 2Q14. After excluding the effects of higher volumes (US$ 54 million) and exchange rate variations (-US$ 9 million), costs were up by US$ 18 million, mainly reflecting higher costs with outsourced services and materials (US$ 4 million).

Fertilizer expenses increased to US$ 25 million in 3Q14 against US$ 19 million in 2Q14. Pre-operating and stoppage expenses totaled US$ 8 million in 3Q14.

FERTILIZERS COGS - 2Q14 x 3Q14 (US$ million)

		Variance drivers
US$ million	2Q14 Total	Volume	Exchange Rate	Others	Total Variation 2Q14 x 3Q14	3Q14 Total
Personnel	77	—	-2	7	5	82
Outsourced services and materials	286	44	-4	4	44	330
Energy (Electricity, fuel & gas)	70	12	-1	—	11	81
Acquisition of products	6	-4	—	—	-4	2
Maintenance	21	2	—	2	4	25
Others	31	—	—	2	2	33
Total Costs before depreciation and amortization	492	54	-7	15	62	554
Depreciation	107	—	-2	3	1	108
Total	599	54	-9	18	63	662

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures. This is calculated in a simplified way for management purposes.

Market outlook

In 3Q14, fertilizer prices improved slightly relative to the first half of this year, limited by reductions on agricultural commodity prices.

Prices for nitrogen products increased supported by restrictions on ammonia supply, as the main exporting regions either face political conflicts, such as in Ukraine, or gas curtailments, such as in Egypt, Ukraine and Trinidad & Tobago.

The phosphate market improved on the back of higher prices for phosphoric acid, due to an agreement between Moroccan OCP and its Indian customers. With the agreement, prices of phosphoric acid rose by US$ 50/t relative to 2Q14 and, in an unprecedented movement, are due to remain at this new level until the end of the year. This gain in phosphoric acid helped negotiations to raise prices also for phosphate rock, taking advantage of the gradual recovery of Indian demand.

Prices remained stable in the potash market, which was marked by the limited granular MOP supply mostly driven by Mosaic’s end of production in the US and Canadian logistics constraints. At the same time, demand was higher than expected in countries such as Brazil and the US, which encouraged negotiations for the fourth quarter at higher prices.

Overall, demand is expected to remain flat, with an increase coming from India due to an easing in the monsoon season and lower stocks, and being offset by an unclear scenario in Brazil and US, where buyers are still waiting for a reduction in fertilizer prices, in order to bring the ratio of grain prices versus fertilizer costs back into balance.

FERTILIZER NUTRIENTS BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	3Q14	2Q14	3Q13
Potash	47	38	63
Phosphates	560	492	621
Nitrogen	109	102	104
Others	31	29	24
Total	747	661	812

AVERAGE SALE PRICE

US$/ metric ton	3Q14	2Q14	3Q13
Potash	356.06	358.49	414.47
Phosphates
MAP	553.75	574.19	569.61
TSP	445.40	424.39	468.67
SSP	218.83	208.41	268.17
DCP	617.71	613.77	586.46
Phosphate rock	68.87	64.64	86.63
Nitrogen	605.56	625.77	565.22

VOLUME SOLD

‘000 metric tons	3Q14	2Q14	3Q13
Potash	132	106	152
Phosphates
MAP	287	208	327
TSP	246	232	260
SSP	685	622	541
DCP	122	129	124
Phosphate rock	726	789	935
Others phosphates	93	64	46
Nitrogen	180	163	184

SELECTED FINANCIAL INDICATORS

US$ million	3Q14	2Q14	3Q13
Net Revenues	699	614	774
Costs(1)	(554)	(491)	(575)
Expenses(1)	(25)	(19)	(30)
Pre-operating and stoppage expenses(1)	(8.0)	(13.0)	(222.0)
R&D expenses	(16)	(19)	(11)
Adjusted EBITDA	96	72	(64)
Depreciation and amortization	(115)	(116)	(106)
Adjusted EBIT	(19)	(44)	(170)
Adjusted EBIT margin (%)	(2.7)	(7.2)	(22.0)

(1) Net of depreciation and amortization

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES

For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com/Investors/Quarterly results and reports/Financial statements - Vale

CONFERENCE CALL AND WEBCAST

Vale will host two conference calls and webcasts on Thursday, October 30th. The first, in Portuguese (without translation), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time, 10:00 a.m. US Eastern Standard Time, 2:00 p.m. British Standard Time, and 10:00 p.m. Hong Kong time.

Dial in to conference calls/webcasts:

In Portuguese:

Participants from Brazil: (55 11) 3193-1001 / (55 11) 2820-4001

Participants from the US: (1 888) 700-0802

Participants from other countries: (1 786) 924-6977

Access code: VALE

In English:

Participants from Brazil: (55 11) 3193-1001 / (55 11) 2820-4001

Participants from USA: (1 866) 262-4553

Participants from other countries: (1 412) 317-6029

Access code: VALE

Instructions for participation will be available on the website: www.vale.com/Investors. A recording will be available on Vale’s website for 90 days as of October 30th, 2014.

ANNEX 1 —  SIMPLIFIED FINANCIAL STATEMENTS

INCOME STATEMENT

US$ million	3Q14	2Q14	3Q13
Gross operating revenues	9,249	10,079	12,506
Taxes	(187)	(177)	(173)
Net operating revenue	9,062	9,902	12,333
Cost of goods sold	(6,501)	(6,081)	(6,266)
Gross profit	2,561	3,821	6,067
Gross margin (%)	28.3	38.6	49.2
Selling, general and administrative expenses	(274)	(237)	(300)
Research and development expenses	(194)	(160)	(202)
Pre-operating and stoppage expenses	(284)	(264)	(551)
Other operational expenses	(184)	(165)	(277)
Impairment	—	(774)	—
Operating profit	1,625	2,221	4,737
Financial revenues	171	72	75
Financial expenses	(769)	(983)	(583)
Gains (losses) on derivatives, net	(827)	368	117
Monetary and exchange variation	(1,943)	484	(110)
Equity income	35	244	128
Results on sale or write-off of investments from associates and joint ventures	(43)	(18)	—
Income (loss) before taxes	(1,751)	2,388	4,364
Tax and social contribution (Current)	65	(551)	(1,410)
Tax and social contribution (Deferred)	258	(452)	510
Net Earnings (loss) from continuing operations	(1,428)	1,385	3,464
Loss attributable to noncontrolling interest	(9)	43	50
Gain (loss) from discontinued operations	—	—	(12)
Net earnings (attributable to the Company’s stockholders)	(1,437)	1,428	3,502
Earnings (loss) per share (attributable to the Company’s stockholders - US$)	(0.28)	0.28	0.68
Diluted earnings (loss) per share (attributable to the Company’s stockholders - US$)	(0.28)	0.28	0.68

EQUITY INCOME (LOSS) BY BUSINESS SEGMENT

US$ million	3Q14%		2Q14%		3Q13%
Ferrous minerals	96	282.4	234	95.9	185	144.5
Coal	7	20.6	8	3.3	12	9.4
Base metals	(13)	(38.2)	(7)	(2.9)	(9)	(7.0)
Logistics	13	38.2	19	7.8	(5)	(3.9)
Steel	(60)	(176.5)	(10)	(4.1)	(56)	(43.8)
Others	(9)	(26.5)	—	—	1	0.8
Total	34	100.0	244	100.0	128	100.0

BALANCE SHEET

US$ million	30/09/2014	30/06/2014	30/09/2013
Assets
Current	21,267	22,576	24,746
Long-term	8,653	8,345	10,380
Fixed	92,927	97,830	96,151
Total	122,847	128,751	131,277
Liabilities
Current	10,395	9,528	11,952
Long term	49,068	50,871	43,724
Shareholders’ equity	63,384	68,352	75,601
Paid-up capital	60,137	60,137	56,101
Reserves	1,962	6,967	18,094
Non controlling interest	1,285	1,248	1,406
Total	122,847	128,751	131,277

CASH FLOW

US$ million	3Q14	2Q14	3Q13
Cash flows from operating activities:
Net income (loss)	(1,428)	1,385	3,464
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	1,119	901	1,007
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(35)	(244)	(128)
Deferred income taxes	(258)	452	(510)
Impairment	—	774	—
Loss on sale of property, plant and equipment	39	168	60
Gain on sale of assets	43	18	—
Exchange and monetary losses	870	(163)	29
Net unrealized derivative losses	863	(282)	(134)
Debentures	56	268	106
Others	43	(20)	128
Decrease (increase) in assets:
Accounts receivable	645	(28)	(567)
Inventories	128	211	(171)
Recoverable taxes	(474)	413	15
Others	444	65	2
Increase (decrease) in liabilities:
Suppliers	418	72	71
Payroll and related charges	259	205	254
Income tax	(169)	187	927
Others	379	213	(475)
Net cash provided by operating activities from current operations	2,942	4,596	4,078
Net cash used in operating activities from discontinued operations	—	—	241
Net cash provided by operating activities	2,942	4,596	4,319

Cash flows from investing activities:
Short term investments	(450)	—	447
Loans and advances receivable	295	165	1
Guarantees and deposits	(57)	(16)	(32)
Additions to investments	(23)	(76)	(146)
Additions to property, plant and equipment	(3,269)	(2,712)	(3,006)
Dividends received	260	208	63
Proceeds from disposals of investment	929	317	—
Net cash used in investing activities from current operations	(2,315)	(2,114)	(2,673)
Net cash used in investing activities from discontinued operations	—	—	(128)
Net cash used in investing activities	(2,315)	(2,114)	(2,801)

Cash flows from financing activities:
Loans and financing — Additions	718	10	174
Loans and financing — Repayments	(563)	(237)	(466)
Interest attributed to shareholders	—	(2,100)	—
Dividends to minority interest	(11)	—	—
Net cash used in financing activities from current operations	144	(2,327)	(292)
Net cash used in investing activities from discontinued operations	—	—	—
Net cash used in financing activities	144	(2,327)	(292)

Increase (decrease) in cash and cash equivalents	771	154	1,226
Effect of exchange rate changes on cash and cash equivalents	46	(271)	8
Cash and cash equivalents, beginning of period	7,065	7,182	5,887
Cash and cash equivalents, end of period	7,882	7,065	7,121

Supplemental information
Cash paid during the period for:
Interest on loans and financing	(438)	(345)	(365)
Income tax	(81)	(67)	(416)
Income taxes-settlement program	(136)	(128)	—
Non-cash transactions:
Interest capitalized	211	178	48

ANNEX 2 — VOLUMES SOLD, PRICES AND MARGINS

VOLUME SOLD - MINERALS AND METALS

‘000 metric tons	3Q14	2Q14	3Q13
Iron ore fines	63,025	63,726	69,737
ROM	3,544	3,659	3,698
Pellets	11,506	9,504	10,197
Manganese ore	431	496	740
Ferroalloys	33	30	42
Thermal coal	293	73	139
Metallurgical coal	1,818	1,817	1,707
Nickel	71	67	62
Copper	97	76	103
Gold (‘000 oz)	107	69	85
Silver (‘000 oz)	268	368	483
PGMs (‘000 oz)	128	117	125
Cobalt (metric ton)	637	649	647
Potash	132	106	152
Phosphates
MAP	287	208	327
TSP	246	232	260
SSP	685	622	541
DCP	122	129	124
Phosphate rock	726	789	935
Others phosphates	93	64	46
Nitrogen	180	163	184

AVERAGE SALE PRICES

US$/ton	3Q14	2Q14	3Q13
Iron ore fines	68.02	84.60	109.93
ROM	15.24	18.86	23.41
Pellets	117.85	135.63	149.55
Manganese ore	116.01	127.02	160.81
Ferroalloys	1,424.24	1,966.67	1,285.71
Thermal coal	58.02	68.49	79.14
Metallurgical coal	101.21	107.87	117.16
Nickel	18,140.85	17,731.34	13,951.61
Copper	5,939.50	6,319.62	7,115.41
Platinum (US$/oz)	1,137.42	1,429.48	1,452.47
Gold (US$/oz)	1,081.20	1,270.71	1,252.80
Silver (US$/oz)	15.02	26.28	21.09
Cobalt (US$/lb)	9.97	13.28	11.92
Potash	356.06	358.49	414.47
Phosphates
MAP	553.75	574.19	569.61
TSP	445.40	424.39	468.67
SSP	218.83	208.41	268.17
DCP	617.71	613.77	586.46
Phosphate rock	68.87	64.64	86.63
Nitrogen	605.56	625.77	565.22

OPERATING MARGIN BY SEGMENT (EBIT ADJUSTED MARGIN)

%	3Q14	2Q14	3Q13
Ferrous minerals	27.8	43.2	55.1
Coal	(89.6)	(84.0)	(72.5)
Base metals	16.4	12.8	(5.6)
Fertilizer nutrients	(2.7)	(7.2)	(22.0)
Total(1)	17.9	30.2	38.4

(1) Excluding non-recurring effects

ANNEX 3 — RECONCILIATION OF IFRS and “NON-GAAP” INFORMATION

(a) Adjusted EBIT

US$ million	3Q14	2Q14	3Q13
Net operating revenues	9,062	9,902	12,333
COGS	(6,501)	(6,081)	(6,266)
SG&A	(274)	(237)	(300)
Research and development	(194)	(160)	(202)
Pre-operating and stoppage expenses	(284)	(264)	(551)
Other operational expenses	(184)	(165)	(277)
Adjusted EBIT	1,625	2,995	4,737

(1) Excluding non-recurring effects.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	3Q14	2Q14	3Q13
Operational cash flow	2,942	4,595	4,319
Income tax	(65)	551	1,410
FX and monetary losses	(870)	163	(29)
Financial expenses	3,709	12	452
Net working capital	(1,630)	(1,338)	(297)
Dividends received	260	208	62
Other	(1,342)	(87)	(111)
Adjusted EBITDA	3,004	4,104	5,806

(c) Net debt

RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	3Q14	2Q14	3Q13
Total debt	29,366	30,257	29,776
Cash and cash equivalents	8,332	7,067	7,202
Net debt	21,034	23,190	22,574

(d) Total debt / LTM Adjusted EBITDA

US$ million	3Q14	2Q14	3Q13
Total debt / LTM Adjusted EBITDA (x)	1.6	1.5	1.5
Total debt / LTM operational cash flow (x)	2.2	2.1	1.8

(e) Total debt / Enterprise value

US$ million	3Q14	2Q14	3Q13
Total debt / EV (%)	38.6	33.1	28.8
Total debt / total assets (%)	23.9	23.5	22.7
Enterprise value = Market capitalization + Net debt

(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	3Q14	2Q14	3Q13
LTM adjusted EBITDA / LTM interest payments (x)	11.1	13.4	13.7
LTM operational profit / LTM interest payments (x)	5.8	8.1	7.7

This press release may include statements that present Vale’s expectations about future events or results.  All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: October 30, 2014		Rogerio T. Nogueira
Director of Investor Relations